AB 3/11

[redacted]

14046707

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington, DC
124

SEC FILE NUMBER
8- 51097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hunter Scott Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Gulfstream Blvd. Suite 105
(No. and Street)

Delray Beach (City) Florida (State) 33483 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'Arelli Pruzansky, P.A.
(Name – *if individual, state last, first, middle name*)

7280 West Palmetto Park Rd. suite 308-N (Address) Boca Raton (City) Florida (State) 33433 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9 3/18/14

OATH OR AFFIRMATION

I, Peter Gouzos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunter Scott Financial, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Karen Z. Fischer
Commission # EE044466
Expires: NOV. 22, 2014
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTER SCOTT FINANCIAL, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2013

TABLE OF CONTENTS

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members
Hunter Scott Financial, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Hunter Scott Financial, LLC, a Florida Limited Liability Company which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter Scott Financial, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary information, has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

D'Arelli Pruzansky, P.A.

Certified Public Accountants

Boca Raton, Florida
February 24, 2014

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

Hunter Scott Financial, LLC
Statement of Financial Condition
December 31, 2013

ASSETS

Cash	$	36,482
Commissions receivable		191,464
Advances receivable - brokers		23,866
Prepaid expenses		59,803
Other assets		4,888
Total current assets		316,503
Property and equipment, net of accumulated depreciation of $39,197		7,371
Total assets	$	323,874

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:		
Commissions payable	$	133,986
Accounts payable and accrued expenses		52,554
Installment Note Payable - FINRA Fine		10,020
Total current liabilties		196,560
Long Term Liabilities		
Installment Note Payable-FINRA Fine		4,962
Total liabilities		201,522
Members' equity		122,352
Total liabilities and members' equity	$	323,874

See accompanying notes to financial statements

Hunter Scott Financial, LLC
Statement of Operations
For the Year Ended December 31, 2013

Revenues:		
Commissions	$	2,199,402
Other income		176,666
Interest		60,731
Total revenues	$	2,436,799
Expenses:		
Commissions to agents/representatives	$	1,593,441
Clearing costs		48,689
Employee compensation and benefits		93,084
Taxes other than federal income tax		4,998
Insurance		70,066
Regulatory fees and expenses		30,849
Fines		25,000
Bank charges and other charges		2,057
Membership fees, dues, and subscriptions		10,119
Professional fees		23,555
Office expenses		16,553
Management fees		365,738
Auto expenses		17,158
Travel and entertainment		17,133
Postage and shipping		20,096
Maintenance		2,419
Telephone and internet		16,522
Depreciation		2,717
Charitable donations		600
Miscellaneous expenses		50,406
Utilities		6,771
Rent		21,358
Total expenses	$	2,439,330
Net Loss	$	(2,531)

See accompanying notes to financial statements

Hunter Scott Financial, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2013

Members' Equity - December 31, 2012	$	124,883
Distributions		-
Net Loss for the year ended December 31, 2013		(2,531)
Members' Equity - December 31, 2013	$	122,352

See accompanying notes to financial statements

Hunter Scott Financial, LLC
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities:		
Net Loss	$	(2,531)
Adjustments to reconcile Net Loss to net cash used in operating activities:		
Depreciation expense		2,717
Changes in assets and liabilities:		
(Increase) decrease in:		
Advances receivable - brokers		(17,232)
Prepaid expenses		16,440
Commissions receivable		(44,175)
Other assets		208
Increase (decrease) in:		
Commissions payable		8,288
Installment Note Payable - FINRA Fine		14,982
Accounts payable and accrued expenses		(53,339)
Net cash used in operating activities		(74,642)
Net decrease in cash		(74,642)
Cash, beginning of year		111,124
Cash, end of year	$	36,482

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	$	1,242
Cash paid during the year for taxes	$	-

See accompanying notes to financial statements

NOTE 1 - DESCRIPTION OF BUSINESS

Hunter Scott Financial, LLC (the "Company"), formerly known as Platinum Capital LLC, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized under the laws of the State of Florida on March 16, 1998 and is headquartered in Delray Beach, Florida. The Company acts as a broker dealer in securities transactions for its customers and uses Sterne, Agee & Leach, LLC as its clearing broker.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2013.

Revenue Recognition

The Company earns revenue (commissions) from brokerage and trading which are recognized on the day of the trade - trade date basis.

Revenues are not concentrated in any particular region of the country or with any individual or group.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Such estimates include useful lives and valuation of property and equipment.

Income Taxes

As a limited liability Company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2013.

NOTE 3 – FINANCIAL INSTRUMENTS

The carrying amounts of Financial Instruments including cash, commissions receivable, advances receivable and brokers' commissions payable, and accounts payable and accrued expenses approximate fair value due to the short-term maturity of these instruments.

NOTE 4 – DEPOSITS WITH CLEARING ORGANIZATIONS

As required by its clearing organization, a deposit of $15,000 exists at Sterne, Agee & Leach, LLC. Such amount is included in commissions receivable at December 31, 2013.

NOTE 5 – ADVANCES RECEIVABLE - BROKERS

As of December 31, 2013, the Company has advanced $23,866 to certain registered representatives. Such advances are non-interest bearing and due on demand. It is the Company's intent to deduct advances due from registered representatives from the future commissions payable to such individuals.

NOTE 6- PREPAID EXPENSES

As of December 31, 2013 the Company had prepaid its Errors and Omissions insurance premiums and its FINRA 2014 renewal fees, Prepaid E&O insurance premiums are being expensed monthly over the term of the policy. FINRA renewal fees are expensed in January 2014.The total prepaid expenses at December 31, 2013 was $59,803.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Estimated Useful Life (Years)	
Furniture and equipment	5 to 7	$32,672
Computers	5	13,896
		46,568
Less: accumulated depreciation		(39,197)
		$7,371

Depreciation expense for the year ended December 31, 2013 was $ 2,717. Property and equipment are stated at cost. The Company uses the straight line method of depreciation.

NOTE 8 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At December 31, 2013 accounts payable and accrued expenses totaled $52,554. As of December 31, 2013 the Company also had an outstanding balance on an Installment Note Payable to FINRA for a fine of $14,982. (Refer to Note 14)

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $26,424, which was $12,990 in excess of its required net capital of $13,434. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 7.6 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 10 – RELATED PARTY TRANSACTIONS

For the year ended December 31, 2013, the Company paid $365,738 in management fees to a member owning 98% of the membership interest. The Company also paid $25,500 for amounts owed at December 31, 2012.

NOTE 11 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company clears all of its proprietary and customer securities transactions through another broker-dealer on a fully disclosed basis. At no time is the Company in possession of customer funds.

The Company has a $191,464 receivable from their clearing organization at December 31, 2013 which consists primarily of the Company's net commissions due from customer trades of $176,464 and a refundable clearing deposit of $15,000.

NOTE 12 – OPERATING LEASE

In February 2012, the Company extended the lease at 500 Gulfstream Boulevard, Suite 105 commencing on March 1, 2012. The space is approximately 1200 square feet. This lease term is two years and calls for monthly payments of $1,400 per month plus sales tax, with a 5% increase. The future minimum lease payments for the remaining term of the lease commitment are approximately:

2014	$ 2,800

NOTE 13 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of the counterparties.

The Company transacts all of its securities business through only one clearing broker, Sterne, Agee & Leach, Inc. At December 31, 2013, the Company's commissions receivable and clearing deposit were due from this clearing broker. Also, substantially all of the Company's revenue during the year was paid through Sterne, Agee & Leach, Inc.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits. The Company's management evaluates the risk of maintaining accounts with its financial institution at least annually.

NOTE 15 - FINES AND PAYMENTS

In 2012, the Company had been fined $20,000 by the State of Florida. In 2013, the Company paid that fine in full. In 2013, the Company entered into an AWC with FINRA regarding the same matter as that of the State of Florida. The negotiated fine was for $25,000 payable over a twenty four (24) month period, requiring a $6,250 initial payment and interest of $1,242. As of December 31, 2013, the Company is current on its payments and has an outstanding balance due FINRA of $14,982. The Company has recorded this liability in its December 31, 2013 balance sheet as an Installment Note Payable - FINRA. During 2013, the Company also paid back "Postage Fees "of $1,745 charged to an Arkansas resident, pursuant to an order by the State of Arkansas.

NOTE 15 – SUBSEQUENT EVENTS

We have evaluated events and transactions that occurred through February 24, 2014, the date the financial statements were available to be issued, for potential recognition or disclosure in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

Hunter Scott Financial, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2013

Net capital computation:

Total Members' Equity	$	122,352
Deductions and/or charges:		
Non-allowable assets:		
Advances - brokers		23,866
Prepaid expenses		59,803
Other assets		4,888
Property and equipment		7,371
Total non-allowable assets		95,928
Net capital before haircuts		26,424
Haircuts:		
Total haircuts		-
Net capital		26,424
Required minimum capital		13,434
Excess net capital	$	12,990

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$	201,522
Ratio of aggregate indebtedness to net capital		7.6 to 1

Reconciliation:

Net capital, per unaudited December 31, 2013 FOCUS report, as filed	$	26,424
Net audit adjustments		-
Net capital, per December 31, 2013 audited report, as filed	$	26,424

The Company did not make a computation for determining the reserve requirement to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3 as all customer transactions are cleared through Sterne, Agee & Leach, LLC on a fully disclosed basis.

The Company did not supply information relating to the possession or control requirements under Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3 as all customer transactions are cleared through Sterne, Agee & Leach, LLC on a fully disclosed basis.

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Control under SEC Rule 17a-5(g)(1) Claiming an Exemption from SEC Rule 15c3-3

To the Members
Hunter Scott Financial, LLC

In planning and performing our audit of the financial statements of Hunter Scott Financial, LLC as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered Hunter Scott Financial, LLC's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Hunter Scott Financial, LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of Hunter Scott Financial, LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Hunter Scott Financial, LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Hunter Scott Financial, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Hunter Scott Financial, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Hunter Scott Financial, LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

D'Arelli Pruzansky, P.A.

Certified Public Accountants

Boca Raton, Florida
February 24, 2014

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To The Members
Hunter Scott Financial, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Hunter Scott Financial, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Hunter Scott Financial, LLC's compliance with the applicable instructions of Form SIPC-7. Hunter Scott Financial LLC's management is responsible for Hunter Scott Financial, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

D'Arelli Pruzansky, P.A.

Certified Public Accountants

Boca Raton, Florida
February 24, 2014

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Hunter Scott Financial, LLC
500 Gulfstream Blvd
Delray Beach, Florida 33483
ste 105

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen Z Fischer 561-483-6335

2. A. General Assessment (item 2e from page 2)		$ 5,945.90
B. Less payment made with SIPC-6 filed (**exclude interest**) 07/29/13 Date Paid		(3,258.76)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		2,687.14
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 2,68714
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2,687.14	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hunter Scott Financial, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

C.C.O
(Title)

Dated the 27 day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2013
and ending Dec 31, 2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,436,800
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	2,436,800
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	537
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	33,613
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 24,292	
Enter the greater of line (i) or (ii)	24,292
Total deductions	58,442
2d. SIPC Net Operating Revenues	$ 2,378,358
2e. General Assessment @ .0025	$ 5,945.90

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